1900 K Street NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 212 261 3333 Fax www.dechert.com

MATTHEW BARSAMIAN matthew.barsamian@dechert.com +1 202 261 3392 Direct +1 202 261 3013 Fax

July 31, 2024

VIA EDGAR

Christina DiAngelo Fettig

Alberto Zapata

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:  AB CarVal Credit Opportunities Fund (File No. 811-23939)

Dear Ms. Fettig and Mr. Zapata:

This letter responds to the comment provided to me during telephonic discussions in connection with your review of the initial registration statement on Form N-2 under the Securities Act of 1933, as amended (the “Securities Act”), and amendment No. 2 to the registration statement under the Investment Company Act of 1940, as amended (the “Registration Statement”) for AB CarVal Credit Opportunities Fund (the “Fund”) filed with the U.S. Securities and Exchange Commission (“SEC”) on June 18, 2024. The comments of the SEC staff (“Staff”), followed by the Fund’s responses, are set forth below. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Disclosure Comments:

General Comments

Comment 1.

We note that the Fund is currently registered only under the 1940 Act and has been conducting private placements of its shares. Please inform the Staff supplementally whether the Fund will integrate its private offering with the registered public offering. If not, please provide your analysis as to why integration of the offerings is not required.

Response 1.

The Fund respectfully submits that its private offering will not be integrated with its anticipated registered public offering because (1) the private offering complied with the exemption from registration in Rule 506(b) under the Securities Act and (2) its anticipated future public offering will comply with the registration requirements of the Securities Act.

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Rule 152 under the Securities Act establishes the framework for analyzing the circumstances under which two or more securities offerings should be integrated. Pursuant to Rule 152(a), in determining whether two or more offerings are to be treated as one for the purpose of registration or qualifying for an exemption from registration under the Securities Act, offers and sales will not be integrated if, based on the particular facts and circumstances, the issuer can establish that each offering either complies with the registration requirements of the Securities Act, or that an exemption from registration is available for a particular offering.

Under Rule 152(a)(1), in the case of an exempt offering prohibiting general solicitation (such as the Fund’s private placement in reliance on Rule 506(b)), the issuer must have a reasonable belief, based on the facts and circumstances, with respect to each purchaser in such offering, that the issuer (or any person acting on the issuer’s behalf) either:

(i)	did not solicit such purchaser through the use of general solicitation; or

(ii)	established a substantive relationship with such purchaser prior to the commencement of the exempt offering prohibiting general solicitation.

In the adopting release to Rule 152, the SEC stated that, “an offer of the issuer’s securities to a person with whom the issuer, or a person acting on its behalf, has a pre-existing substantive relationship would not constitute a general solicitation, so long as the relationship was established prior to the commencement of the offering.”1

The Fund’s private offering satisfied Rule 152(a)(1) because every offeree had a substantive, pre-existing relationship with the Fund or a person acting on its behalf. In this regard, the Fund notes that the private offering was made only to clients of an affiliated broker-dealer of the Fund. By offering only through its affiliated broker-dealer, the Fund and those acting on its behalf have been able to (i) direct the flow of information provided to offerees regarding the private offering, and (ii) impose restrictions ensuring that each offeree had a substantive pre-existing

[1]	Facilitating Capital Formation and Expanding Investment Opportunities by Improving Access to Capital in Private Markets, SEC Release Nos. 33-10884; 34-90300; IC-34082 (November 2, 2020).

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relationship with the affiliated broker-dealer. These restrictions include controls and procedures designed to ensure that: (1) any investors who were offered shares of the Fund had a substantive pre-existing relationship with the affiliated broker-dealer prior to the commencement of the private offering; (2) any investors who purchased shares in a private placement satisfied the applicable eligibility criteria (including that each such investor was an “accredited investor” as defined in Rule 501 under the Securities Act); (3) neither the Fund nor any of its agents, including its affiliated broker-dealer engaged in any general advertising or general solicitation of the Fund’s shares; and (4) the Fund had a reasonable basis for believing that no investor who purchased shares in the private offering became aware of the Fund by way of its public filings with the SEC (such as the Registration Statement).2 Accordingly, the Fund confirms that its private offering complied with the exemption from registration in Rule 506(b).

With respect to its anticipated public offering, the Fund confirms that that offering, when it commences, will comply with the registration requirements of the Securities Act, because the Fund will not commence that public offering until after the SEC has declared the registration of the Fund’s shares under the Securities Act effective and the private offering of the Fund has been terminated.

For the foregoing reasons, the Fund’s private offering and its anticipated public offering satisfy the requirements of Rule 152(a) and will not be integrated.

Comment 2.	Please explain supplementally what type or class of shares investors who have purchased shares in private placements will have once the registration of the public offering is effective.

Response 2.

Investors who acquired shares of the Fund in the private placement received Advisor Class Shares of the Fund, as reflected in the private placement memorandum filed as part of the Fund’s initial registration statement under the 1940 Act on February 23, 2024 (and amended on April 24, 2024) (the “PPM”). Following the effectiveness of the Fund’s Registration Statement under the Securities Act, those private placement investors will continue to hold Advisor

[2]

In connection with the filing of the Registration Statement, to address any potential integrations issues, the Fund began obtaining representations from each investor in the private offering and their respective financial advisor confirming that the investor had not become aware of the Fund by way of the publicly filed Registration Statement. In addition, to prevent the possibility of investor confusion between the private and anticipated public offering, the Fund intends to terminate the private offering on August 2, 2024.

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Class Shares of the Fund, and Advisor Class Shares of the Fund will also be available for purchase in the anticipated public offering by eligible investors, subject to the same terms as the Advisor Class Shares that have previously been sold in private placements. Unlike the Advisor Class Shares that will be sold in the anticipated public offering, the Advisor Class Shares previously issued in private placements are not registered under the Securities Act. As a practical matter, however, investors holding those unregistered Advisor Class Shares should have no different shareholder experience than will investors who acquire Advisor Class Shares in connection with the Fund’s anticipated public offering. In this regard, the Fund notes that the PPM clearly disclosed that there is not expected to be secondary trading in the Fund’s shares and that shareholders should expect any liquidity to instead be provided under the Fund’s share repurchase program. Investors holding unregistered Advisor Class Shares will have the same rights to participate in the Fund’s share repurchase program as all other shareholders and neither the Investors holding unregistered Advisory Class Shares or registered Advisory Class Shares should have an expectation of other methods to dispose of or otherwise transact in their shares.

Cover Page

Comment 3.	In the “Interval Fund” paragraph, please explain why the phrase “of beneficial interest” was added to this disclosure in the prospectus but was not included in the Private Placement Memorandum.

Response 3.	The Fund acknowledges that the referenced language is redundant in light of the definition of “Shares” and has deleted the language.

Comment 4.	In the “Unlisted Closed-End Fund” paragraph, if accurate, please amend the last bullet point to clarify that the sales load only applies to Class A Shares.

Response 4.	The Fund has amended the last bullet to clarify that it applies only to Class A Shares.

Comment 5.

Please amend the legend disclaimer regarding the truthfulness and completeness of the prospectus to remove references to regulatory agencies other than the SEC and to comport with Rule 481(b)(1) under the Securities Act.

Response 5.	The Fund has revised the disclosure accordingly.

July 31, 2024 Page 5

Summary of Terms

Comment 6.

Other Tax-Related Risk (p. 12). Please supplementally explain why “[h]owever, there can be no assurance that the Fund will be treated as a publicly offered regulated investment company for all years. If the Fund is not treated as a publicly offered regulated investment company for any calendar year,” was added to the disclosure.

Response 6.

The Fund included this risk disclosure to address the possibility that the registration statement would not be declared effective this year. Once the registration statement is declared effective, the Fund expects to begin continuously offering its shares in a public offering, and this risk will no longer apply as of that time because the Fund will qualify as a “publicly offered regulated investment company” (within the meaning of Section 67 of the Code). The Fund will remove this risk disclosure in future filings once it no longer reflects a potential risk.

Comment 7.	How to Buy Shares (p.19). Please add a cross reference to an appropriate relevant section of the prospectus that provides more detail on waivers of investment minimums.

Response 7.	The Fund has added a cross-reference to the relevant disclosure.

Summary of Fees and Expenses

Comment 8.

Please supplementally clarify whether the Fund may charge an Early Repurchase Fee (as defined in the Multi-Class Exemptive Relief) in addition to the CDSC to which Class A Shares and Class C Shares are subject, as disclosed in the prospectus. If so, please explain why the Fund believes that doing so would be permissible under the Multi-Class Exemptive Relief.

Response 8.

The Fund confirms that it will not charge an Early Repurchase Fee that is separate from the CDSC. The Fund notes that the Multi-Class Exemptive Relief analogizes the Early Repurchase Fee to a CDSC (which it refers to as a contingent deferred sales load (or CDSL)). The CDSC to which the Fund’s Class A Shares and Class C Chares are subject is the equivalent of the Early Repurchase Fee described in the Multi-Class Exemptive Relief.

Comment 9.	Fees and Expenses Table (p. 22). Please confirm that the assumptions in footnote 2 are still current or update them as necessary with regards to Fund’s raised proceeds.

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Response 9.	The Fund confirms that these assumptions remain accurate.

How to Buy Shares

Comment 10.

Class A and Class C Shares – Shares Available to Retail Investors (p. 76). Please explain what is meant by “some retirement related investment programs” in the footnote to the table or provide a cross reference to relevant disclosure.

Response 10.	The Fund has revised the disclosure to clarify the meaning of the footnote.

Comment 11.

Class A Shares – Shares Available to Group Retirement Plans (p. 77). Please consider moving this disclosure to above the Advisor Shares and Class U Shares disclosure so it is adjacent to other disclosure regarding Class A Shares.

Response 11.	The Fund has moved the referenced disclosure as recommended.

CDSC Waivers and Other Programs

Comment 12.	Please clarify whether the waivers discussed in this section apply to both Class A Shares and Class C Shares.

Response 12.	The Fund has revised the disclosure to clarify that the waivers discussed in this section apply to Class A Shares and Class C Shares.

Part C

Comment 13.	Item 30. Indemnification. Please revise this disclosure to include all of the undertakings required by Rule 484(b)(3) under the Securities Act.

Response 13.	The Fund has revised the disclosure accordingly.

Accounting Comments:

N-2

Comment 14.	Summary of Fees and Expenses (p. 22). In the fees and expenses table, please include a line item for Acquired Fund Fees and Expenses, if applicable.

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Response 14.

The Fund supplementally confirms that the Fund’s Acquired Fund Fees and Expenses (“AFFE”) will not exceed one basis point of the Fund’s net assets. The Fund acknowledges the requirement under Form N-2 to disclose AFFE as a separate line item in the fees and expenses table in the event that it exceeds one basis point of the Fund’s net assets and will monitor the level of AFFE in connection with future amendments to the Registration Statement.

Comment 15.

Summary of Fees and Expenses (p. 22). Pursuant to Item 3 of Form N-2, please include a line item for dividend reinvestments and cash purchase plan fees or explain why such items are not applicable to the Fund.

Response 15.

The Fund respectfully submits that these items are not applicable to the Fund as there are no direct expenses for administration or service charges with regards to purchase for participants under as the Fund’s Distribution Reinvestment Plan, filed as Exhibit (e) to the Fund’s Registration Statement on Form N-2.

Comment 16.	Summary of Fees and Expenses (p. 22). Pursuant to Instruction 6 to Item 3 of Form N-2, please state that “Other Expenses” are based on estimated amounts for the current fiscal year.

Response 16.	The Fund has revised the disclosure accordingly.

Comment 17.	Please confirm whether the Fund intends to include a section for Financial Highlights.

Response 17.	The Fund confirms that it intends to include a section for Financial Highlights in a subsequent pre-effective amendment.

Comment 18.	Item 25 of Part C. Please file an executed version of the Expense Limitation Agreement with the next amendment to the Registration Statement.

Response 18.	The Fund confirms it will file an executed version of the Expense Limitation Agreement with its next amendment to the Registration Statement.

*    *    *

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Should you have any questions regarding this letter, please contact the undersigned at 202.261.3392.

Sincerely,

/s/ Matthew Barsamian
Matthew Barsamian cc: William J. Bielefeld
Alexander C. Karampatsos